ATTACHMENT TO FORM N-SAR

The Fund commenced operations on April 5, 2005. At a meeting held on December 14, 2005, the Board of Directors of Oppenheimer Portfolio Series (comprising the Active Allocation Fund, Aggressive Investor Fund, Conservative Investor Fund and Moderate Investor Fund) (the "Funds") appointed KPMG LLP as the independent registered public accounting firm to the Funds to replace the firm of Ernst & Young LLP, who were dismissed as the independent registered public accounting firm to the Funds. This change in the Funds' auditors was approved by the Funds' audit committees and ratified by the Funds' independent Trustees.

The report of Ernst & Young LLP on the Funds' statements of assets and liabilities as of March 15, 2005 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the period from March 15, 2005 through December 14, 2005, there were no disagreements with Ernst & Young LLP on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which, if not resolved to the satisfaction of Ernst & Young LLP, would have caused Ernst & Young LLP to make reference to the matter in their report.

During the period from March 15, 2005 through December 14, 2005,there were no "reportable events" as that term is defined in Item 304 (a)(1)(v) of Regulation S-K.

The Funds did not consult with KPMG LLP during the period from March 15, 2005 through and including December 14, 2005, on either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Funds' financial statements.

The Funds requested that Ernst & Young LLP furnish it with a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of such letter, dated March 31, 2006, is filed as an exhibit to this Form N-SAR.